Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 8, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Garnero Group Acquisition Company
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed January 27, 2016
File No. 001-36482

Dear Mr. Reynolds:

On behalf of Garnero Group Acquisition Company (the “Company” or “GGAC”), we respond as follows to the Staff’s comment letter, dated February 5, 2016, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Mr. Jonathan Burr.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to prior comment 1. Please advise us what consideration you gave to revising the first risk factor on page 39 to address the possibility that Nasdaq could use the merger consideration in determining compliance with the 80% test.

We hereby advise the Staff that, in response to our listing application, Nasdaq did not raise an issue with respect to the 80% test. Accordingly, we respectfully submit that no change is necessary.

Securities and Exchange Commission

March 8, 2016

Summary of the Material Terms of the Business Combination, page 1

2.	We note your response to prior comment 7. Please advise if the $30 million open market purchases and receipt of subscriptions for $50 million in a private placement are also conditions to GGAC’s obligation to close the transaction.

We respectfully note that the requirement to complete a private placement of $50 million in connection with the business combination was eliminated when the Company entered into the First Amended and Restated Investment Agreement. As already described on pages 21 and 78 of the Proxy Statement, the completion of $30 million in open market purchases by the Controlling Persons or their affiliates is a condition to GGAC’s obligations to consummate the transactions contemplated by the Investment Agreement. Accordingly, we respectfully do not believe any revision to the disclosure in the Proxy Statement is necessary.

Comparative per Share Data, page 28

3.	We note your revision in response to prior comment 13. Please also disclose that the net equity as of September 30, 2015 - book value amounts are in thousands.

We have revised the disclosure on page 28 of the Proxy Statement as requested.

GGAC’s Board of Directors’ Reasons for Approval of the Business Combination, page 61

4.	Please clarify the extent to which the board considered the significant and increasing losses that Grupo Colombo has experienced over its past two fiscal years. We refer you to prior comment 22.

We have revised the disclosure on page 61 of the Proxy Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Statements Notes to Unaudited Pro forma condensed Combined Balance Sheet Note D, page 86

5.	You used the fair value of your shares on December 11, 2015 for the purpose of calculating the total consideration. Please tell us why you did not use a more recent fair value for your shares or revise your pro forma adjustment and related disclosures accordingly.

The share price used in the analysis represents the most recent practicably available share price at the time of the original filing of the preliminary proxy statement. Since December 11, 2015, the share price has fluctuated within a narrow range of $9.77 to $9.93, with the average share price being $9.83. In addition, as previously requested, we have provided a sensitivity analysis showing the change in the consideration based on the maximum and minimum share prices for the 30 days prior to December 11, 2015. Thus, given that the share price has remained stable, that the share price will remain subject to change in any event and that a sensitivity analysis has been provided to quantify the effects of any such change, we respectfully submit that the share price used for the fair value calculation is reasonable.

Securities and Exchange Commission

March 8, 2016

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 89

6.	You added tabular disclosures in Notes 1 and 2 in response to prior comment 33. Please further revise to clarify how the tabular disclosure in Note 1 shows how the pro forma adjustments for operating expenses of $(3,602) and $6,216 on page 84 and $(515) and $1,554 on page 85 were computed. In addition, further revise Note 2 to include the pro forma adjustment for three months ended September 30, 2015 on page 85.

We have revised the disclosure on page 89 of the Proxy Statement as requested, and to reflect the updated pro forma information for the six month period ended December 31, 2015.

Compensation of the Executive Officers and Directors, page 111

7.	We note the executive compensation for your board of directors and executive officers on page 111. Please revise the table to comply with the requirements of Item 402(c) of Regulation S-K. For example, we note you provide executive compensation in the aggregate instead of on an individual basis.

We have revised the disclosure on page 111 of the Proxy Statement as requested.

Results of Operations for Years Ended December 31, 2014, 2013, and 2012, page 137

8.	We note that you attribute changes to multiple reasons throughout your results of operations. Please quantify the approximate proportion throughout your results of operations disclosure where you attribute material changes to multiple reasons. For example, you attribute the decrease of your selling, general and administrative expenses to the reduction of occupancy costs and reducing the average headcount.

We have revised the disclosure on pages 135 to 138 of the Proxy Statement as requested.

Liquidity and Capital Resources, page 138

9.	We note your revised disclosure and response to prior comment 12. Please revise pages 21, 36 and where appropriate to disclose the “certain specific levels” or state, if true, that all relevant covenants for which waivers are granted are quantified on pages 140-142.

We respectfully advise the Staff that all relevant covenants for which waivers are granted are quantified on pages 140 to 142 of the Proxy Statement. We have revised the disclosure on pages 21, 36 and 78 of the Proxy Statement to include a cross-reference to the quantification of the covenants on pages 140 to 142 of the Proxy Statement.

Securities and Exchange Commission

March 8, 2016

10.	Please revise to address the working capital loans discussed on page F-47 or advise.

We have revised the disclosure on page 140 of the Proxy Statement to address the working capital loans discussed on page FS-46, as requested.

Investment Plan, page 143

11.	We note your response to prior comment 52. Please revise your disclosure to discuss how your existing resources and operating income will be sufficient for your capital expenditure and investment plans and how you intend to meet your liquidity requirements for the next 12 months. In this regard, we note from your consolidated statements of cash flows on page FS-34 that you reported negative cash flows from the operating activities for the periods presented. Discuss what other resources would help you to meet your liquidity requirements for the next 12 months.

We have revised the disclosure on page 143 of the Proxy Statement to clarify that Grupo Colombo believes that its existing resources and operating income, coupled with (i) the release of the funds in the trust account in connection with the closing of the business combination, (ii) its ability to raise additional funds through the issuance of equity securities, debt or a combination of both, (iii) its efforts to renegotiate its debt obligations, (iv) its establishment of new credit arrangements, and (v) the continued streamlining and cost reductions of its operations will be sufficient for Grupo Colombo’s capital expenditure and investment plan and liquidity requirements for the next 12 months.

Regarding item (iii) above, Grupo Colombo is already under a debt renegotiation with its major creditors (banks), aiming to obtain better commercial conditions, such as maturity date extension, principal discount, reduction of interest rate and total remuneration. Specifically with Credit Suisse bank, Grupo Colombo is in the final steps of concluding such renegotiation, which is currently a condition imposed by Credit Suisse in order to deliver the waiver to Grupo Colombo required for the consummation of the transaction with GGAC.

* * * * * * * * * * * * *

Securities and Exchange Commission

March 8, 2016

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG:kab

cc:    Mr. Mario Garnero